Exhibit A

CERAGON AT 17TH ANNUAL NEEDHAM GROWTH CONFERENCE PROVIDES UPDATE ON RECENT INITIATIVES

January 14, 2015

CERAGON AT 17TH ANNUAL NEEDHAM GROWTH CONFERENCE PROVIDES
UPDATE ON RECENT INITIATIVES
Audio Webcast of Presentation will be Available on the Company’s Website

Paramus, New Jersey, January 14, 2015 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless hauling specialist, today announced that Ira Palti, President and CEO of Ceragon, will present at the 17th Annual Needham Growth Conference at 11:20 a.m. EST, today, January 14, 2015, in New York City. Mr. Palti will discuss the company’s business strategy, the success of the IP-20 platform, and its progress on initiatives aimed at achieving sustained profitability. He will describe working capital management initiatives, including fourth quarter 2014 collections, which enabled the company to significantly reduce cash consumption in that quarter to approximately $3 million as compared with cash consumption of approximately $10 million in the third quarter of 2014. Cash and cash equivalents at 2014 year end were approximately $42 million compared to approximately $44 million at September 30, 2014. With approximately $51 million in debt outstanding under its revolving credit facility at year end, Ceragon had approximately $17 million in available borrowing capacity.

Mr. Palti will also discuss the expense reduction initiative disclosed by the company on December 15, 2014, indicating that it was substantially complete by the end of 2014. As noted in the December 15, 2014 announcement, once the impact of the expense reduction initiative is fully reflected in its financial results beginning in the second quarter of 2015, Ceragon expects operating expenses to decline to a quarterly rate of $21-$22 million, enabling the company to target profitability on a non-GAAP basis from the second quarter onward.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless hauling specialist. We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers. Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks. As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

CERAGON AT 17TH ANNUAL NEEDHAM GROWTH CONFERENCE PROVIDES UPDATE ON RECENT INITIATIVES

January 14, 2015

Media Contact:	Company Contact:	Investor Contact:
Justine Schneider	Tanya Solomon	Claudia Gatlin
Calysto Communications	Ceragon Networks
Tel: +1-(404) 266 2060 x507	Tel: +972-3-543-1163	Tel. +1-(212)-830-9080
jschneider@calysto.com	tanyas@ceragon.com	claudiag@ceragon.com

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Safe Harbor

This press release contains statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: projections of capital expenditures and liquidity, competitive pressures, revenues, growth prospects, product development, financial resources, restructuring costs, cost savings and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “expects,” “intends,” “potential” or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with increased working capital needs; risks associated with the ability of Ceragon to meet its liquidity needs; the risk that Ceragon will not achieve the benefits it expects from its expense reduction and profit enhancement programs; risks associated with potential impairments and write downs of assets in connection with the annual audit of Ceragon’s financial results for 2014; the risk that Ceragon will not continue to comply with the financial or other covenants in its agreements with its lenders; the risk that sales of Ceragon’s new IP-20 products will not meet expectations; risks associated with doing business in Latin America, including currency export controls and recent economic concerns; risks relating to the concentration of our business in the Asia Pacific region and in developing nations; the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities; and other risks and uncertainties detailed from time to time in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.